May 16, 2006
(212) 838-8040
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Karen J. Garnett, Esq.

Re:	AdStar, Inc.
Form S-3
File No. 333-133114
April 7, 2006
Dear Ms. Garnett:
     On behalf of AdStar, Inc. (the “Issuer”), we are electronically filing Amendment No. 2 to the above-referenced Registration Statement. This letter also cumulatively responds to your letter of comments dated April 17, 2006 and the subsequent oral comment from Jeff Ozias, Esq. Our responses are keyed to your comments in the order in which they appear in your letter of comments. In order to facilitate your review we have incorporated your comments in bold into this response letter.
Undertakings
1.	Please revise your registration statement to include the undertaking required by Item 512(a)(5)(ii) of Regulation S-K.

The new undertaking has been added. Additionally, in response to the oral comment we have added the provisio previously mistakenly omitted

2.	Please revise the undertaking required by Item 512(h) of Regulation S-K to include the entire statement regarding indemnification.

The undertaking has been revised.

     Since the copy of Amendment No. 1 previously filed was not blacklined, we are filing a cumulative blacklined copy of Amendment No. 2

     This will confirm the advice given orally that none of the shares whose resale is covered by the Registration Statement have been sold.
     To complete our file, a new Edgarized copy of our response to comments dated April 25, 2005 accompanies this letter.
     A new request for acceleration also accompanies this letter.

Very truly yours
/s/ Morse, Zelnick, Rose & Lander LLP

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